

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 7010

June 27, 2008

via U.S. Mail

Sona Resources, Inc.
c/o Budget Corp.
2050 Russett Way
Carson City, NV 89703

   Re: Sona Resources, Inc.
     Amendment No. 3 to Registration Statement on Form S-1
     Filed May 28, 2008
     File No. 333-148959

To Whom It May Concern:

   We have reviewed your response letter and the amended filing and have the following comment. If you disagree, we will consider your explanation as to why our comment is inapplicable. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

   Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

1. Please provide, on a supplemental basis, a signed and notarized document from each of your executive officers and directors who signed the above-referenced Form S-1 that states, if true, that such individual is acting in the capacity described in your registration statement, and that such individual has signed your registration statement in the capacity represented.

Closing Comments

  As appropriate, please respond to this comment. Please understand that we may have additional comments after reviewing your response to our comment.

  We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

  We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

  We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

  Please contact Laura Nicholson at (202) 551-3584 or, in her absence, Timothy Levenberg, Special Counsel, at (202) 551-3707 with any questions.

            Sincerely,

            H. Roger Schwall
            Assistant Director

cc: L. Nicholson
   T. Levenberg

   via facsimile

   Conrad C. Lysiak, Esq.
   (509) 747-1770